

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Michael Casamento
Chief Financial Officer
Amcor PLC
83 Tower Road North
Warmley, Bristol BS30 8XP
United Kingdom

   Re: Amcor PLC
    Form 10-K for the Fiscal Year Ended June 30, 2019
    Filed September 13, 2019
    File No. 001-38932

Dear Mr. Casamento:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing